UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: September 16, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: September 16, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release:	September 15, 2008

TECK PROVIDES UPDATE ON FORDING TRANSACTION

Vancouver, BC -- Teck Cominco Limited (“Teck”) today announced that it has received a competition clearance in the form of a notice of non-opposition from the European Commission competition authority with respect to Teck Cominco’s proposed acquisition of all of the assets of Fording Canadian Coal Trust (“Fording”).  Canadian, U.S. and Turkish competition authorities have also cleared the transaction. Approvals from the Canadian Minister of Transport and Korean competition authority remain outstanding.  Teck continues to work with its syndicate of lenders to complete the definitive documentation for its fully underwritten $9.8 billion bridge and term loan facilities in connection with the acquisition, and expects to have definitive financing documents in place before the Fording unitholder vote scheduled for September 30, 2008. Teck is also in discussions with a number of parties concerning the sale of its approximate 19.65% interest in units of Fording, subject to Fording unitholders approving Teck’s acquisition of Fording’s assets at the meeting and the satisfaction of the other conditions precedent to the Teck/Fording transaction.  Teck intends to apply the proceeds of the sale of units, together with the proceeds of the bridge and term loan facilities, to the cash portion of the purchase price for Fording's assets.  The transaction is expected to close on October 30, 2008.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the acquisition of the assets of Fording and the financing of that acquisition. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions and receipt of necessary approvals. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to business and economic conditions in the mining and metallurgical coal industries generally, changes in commodity prices, changes in interest and currency exchange rates, government action or delays in the receipt of government approvals, changes in general economic conditions or conditions in the banking and financial markets and other risk factors as detailed from time to time in Teck’s and Fording’s reports filed with Canadian securities administrators.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Teck is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com